June 26, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Larry Spirgel

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007 File No. 1-32663
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comments to the Company by its letter dated May 30, 2007 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Form 10-K for the fiscal year ended December 31, 2006
Item 8. Financial Statements and Supplementary Data
Note H — Commitments and Contingencies, page 68
1.	We note your response to prior comment 3. In future filings, please disclose your accounting policy for rentals that include renewal options, annual rental escalation clauses and minimum franchise payments, and maintenance related to displays by providing the details included in your response.

The Company will include the following disclosure in its 2007 Form 10-K:
The Company accounts for its rentals that include renewal options, annual rental escalation clauses, minimum franchise payments and maintenance related to displays under the guidance in EITF 01-8, SFAS 13, SFAS 29 and FTB 85-3.
The Company considers its non-cancelable contracts that enable it to display advertising on buses, taxis, trains, bus shelters, etc. to be leases in accordance with the guidance in EITF 01-8. These contracts may contain minimum annual franchise payments which generally escalate each year. The Company accounts for these minimum franchise payments on a straight-line basis in accordance with FTB 85-3. If the rental increases are not scheduled in the lease, for example an increase based on the CPI, those rents are considered contingent rentals and are recorded as expense when accruable. Other contracts may contain a variable rent component

Securities and Exchange Commission
June 26, 2007

based on revenue. The Company accounts for these variable components as contingent rentals under SFAS 29, and records these payments as expense when accruable.
The Company accounts for annual rental escalation clauses included in the lease term on a straight-line basis under the guidance in FTB 85-3. The Company considers renewal periods in determining its lease terms if at inception of the lease there is reasonable assurance the lease will be renewed. Expenditures for maintenance are charged to operations as incurred, whereas expenditures for renewal and betterments are capitalized.
Most of the Company’s advertising structures are on leased land. In addition, the Company leases certain facilities and equipment. The Company accounts for these leases in accordance with the policies described above.
2.	We note your response to prior comment 4. In future filings, please expand upon your disclosures providing the details included in your response. Also tell us and disclose if there are any penalties or other consequences of not fulfilling these commitments and if you have currently or historically encountered any violations of these contracts.
Certain of the Company’s contracts contain penalties for not fulfilling its commitments related to its obligations to build bus stops, kiosks and other public amenities or advertising structures. Historically, the Company has met its commitments and has not incurred any penalties due to not fulfilling its commitments.

The Company will include the following disclosure in its 2007 Form 10-K:

The Company’s contracts with municipal bodies or private companies relating to street furniture, billboard, transit and malls generally require the Company to build bus shelters, kiosks and other public amenities or advertising structures during the term of the contract. The Company owns these structures and is generally allowed to advertise on them for the remaining term of the contract. Once the Company has built the structure, the cost is capitalized and expensed over the shorter of the economic life of the asset or the remaining life of the contract.
Certain of the Company’s contracts contain penalties for not fulfilling its commitments related to its obligations to build bus shelters, kiosks and other public amenities or advertising structures. Historically, any such penalties have not materially impacted the Company’s financial position or results of operations.
*     *     *     *
               In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
June 26, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer